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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

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                       Commission File Number: 333-110455

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                          CTRIP.COM INTERNATIONAL, LTD.

                               3F, Building 63-64
                              No. 421 Hong Cao Road
                   Shanghai 200233, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F
                                   ---              ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No    X
                                --------       -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                     82-     N/A
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                          CTRIP.COM INTERNATIONAL, LTD.

                                    Form 6-K

                                TABLE OF CONTENTS


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Signature                                                                                       3

Exhibit 99.1    Press Release Regarding Financial Results of First Quarter of 2004              4
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CTRIP.COM INTERNATIONAL, LTD.




                                    By:    /s/ Neil Nanpeng Shen
                                       ---------------------------------
                                    Name:  Neil Nanpeng Shen
                                    Title: President and Chief Financial Officer


Date:  April 29, 2004

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                                                                    Exhibit 99.1


               Ctrip Reports First Quarter 2004 Financial Results

Shanghai, China, 29 April 2004, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its financial results for the first quarter of 2004. Ctrip's American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market.

Highlights for the first quarter of 2004:

..    Net revenues grew by 101% year-on-year to RMB64.3 million (US$7.8 million).
     It decreased by 5% quarter-on-quarter due to seasonality.

..    Operating income grew by 156% year-on-year and 15% quarter-on-quarter to
     RMB25.6 million (US$3.1 million), benefiting from our scalable and profitable business model.

..    Net income grew by 222% year-on-year to RMB21.7 million (US$2.6 million).
     The diluted earnings per ordinary share were RMB0.68 (US$0.08). The diluted earnings per ADS were RMB1.36 (US$0.16), against our original guidance of between RMB 0.92 and RMB 0.97 (US$0.11) per ADS.

..    Gross margin remained at 85%, operating margin increased to 40% and net margin was 34%.

"We are extremely pleased to report Ctrip has achieved a very strong first quarter results. Our leadership has been strengthened and Ctrip brand has been further recognized in China with the company's listing on NASDAQ last December. With a slowdown of business-related travel activities during the Chinese New Year holiday, the first quarter has been traditionally the most sluggish quarter of the year, especially for our hotel reservations business. However, the continued expansion of our hotel supplier network and customer base in the first quarter of 2004 has helped diminish the negative seasonality effect on the hotel reservations business. On the other hand, our air ticketing business continued to grow very rapidly overshadowing the seasonality factor and has made a greater contribution to our revenues." said James Liang, Chairman and CEO of Ctrip.

Commenting on Ctrip's earnings, Neil Shen, President and CFO of Ctrip, said, "Q1 2004 was a stronger than expected quarter for Ctrip. We outperformed our guidance in net revenues by about 15% and in profit by about 40%. We observed a strong year-on-year growth with the top line growing by over 100% and the bottom line growing by over 220%. The seasonality factor was less pronounced than expected with limited negative impact on our net revenues. Meanwhile, with a highly scalable business model, our operating margin has expanded in the first quarter of 2004 compared with the same period in 2003 and the previous quarter. Our first quarter financial performance has proven again the growth potential of our market and the success of Ctrip. We expect a strong second quarter with transaction volume increasing across all product lines."


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Financial Results

For the first quarter of 2004, Ctrip reported net revenues of RMB64.3 million (US$7.8 million), an increase of 101% from the same period in 2003. Net revenues decreased by 5% from the fourth quarter 2003, primarily due to seasonality.

Hotel reservation revenues totaled RMB54.6 million for the first quarter of 2004 (US$6.6 million), representing an 81% increase from the same period in 2003. It decreased by 6% from the fourth quarter of 2003, due to a lower hotel transaction volume affected by seasonality. The total number of hotel room nights booked was approximately 853,000 for the first quarter of 2004, compared to approximately 882,000 room nights in the fourth quarter of 2003 and approximately 486,000 room nights in the first quarter of 2003.

Air ticket booking revenues for the first quarter of 2004 were RMB10.3 million (US$ 1.2 million), representing a 328% increase from the same period in 2003 and a 19% increase from the fourth quarter of 2003. The air tickets sales volume continued to grow even during a traditionally slow season like the first quarter. The total number of air tickets sold in the first quarter of 2004 was approximately 310,000, compared to approximately 243,000 in the fourth quarter of 2003 and approximately 112,000 in the first quarter of 2003.

The gross margin remained a healthy level of 85% in the first quarter of 2004.

Operating expenses for the first quarter of 2004 were RMB29.1 million (US$3.5 million), an increase of 64% from the same period last year. It decreased by 15% from the previous quarter, partly due to reduced sales and marketing expenses.

Operating income for the first quarter of 2004 was RMB25.6 million (US$3.1 million), an increase of 156% from the same period in 2003 and a 15% increase from the previous quarter. Operating margin was 40% in the first quarter of 2004, expanding from 33% in the fourth quarter of 2003 and 31% in the first quarter of 2003.

Net income for the first quarter of 2004 was RMB21.7 million (US$ 2.6 million), representing an increase of 222% from the same period in 2003. It decreased by 12% from the fourth quarter of 2003, because certain financial subsidies were received in the fourth quarter of 2003. Net margin was 34% in the first quarter of 2004, compared to 37% in the fourth quarter of 2003 and 21% in the first quarter of 2003. The diluted earnings per ordinary share were RMB0.68 (US$0.08), and the diluted earnings per ADS were RMB1.36 (US$0.16) for the first quarter of 2004.

Cash flow from operating activities was RMB17.7 million (US$2.1 million) in the first quarter of 2004. As of 31 March 2004, the cash balance was RMB472.6 million (US$57.1 million), compared to RMB472.0 million three months ago.


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Business Outlook

Ctrip estimates its net revenues for the second quarter of 2004 to be between RMB72.0 million (US$8.7 million) and RMB72.9 million (US$8.8 million). Net income is expected to be between RMB27.3 million (US$3.3 million) and RMB28.2 million (US$3.4 million). The earnings per ordinary share on a fully diluted basis are expected to be between RMB0.85 (US$0.10) and RMB0.87 (US$0.11) for the second quarter of 2004. The earnings per ADS on a fully diluted basis are expected to be between RMB1.70 (US$0.20) and RMB1.74 (US$0.22) for the second quarter of 2004.


Conference Call

Ctrip's management team will host a conference call at 8:30PM Eastern Standard Time on 28 April 2004 (or 8:30AM 29 April 2004 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/ir.asp?id=25. The call will be archived for 12
--------------------------------------------
months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-396-2356, International dial-in number +1-617-847-8709; Passcode 83515230.

A telephone replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 13449476.


Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip's strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip's historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip's reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new

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and exist competitors, and other risks outlined in Ctrip's filings with the U.S.
Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Megan Peng
Ctrip.com International, Ltd.
Tel: (+852) 2169-0915
Email: mpeng@ctrip.com
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